Capital Product Partners L.P. Announces the Dropdown of the M/V Cape Agamemnon from its Sponsor, and an Increase in the Sponsor’s Investment in the Partnership by 7.1 Million Units
ATHENS, GREECE, June 13, 2011 — Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international owner of modern double-hull tankers, today announces the completed dropdown of the dry cargo vessel M/V Cape Agamemnon (179,221 dwt, built 2010, Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea) from its sponsor, Capital Maritime & Trading Corp. (Capital Maritime), including a 10 year time charter, for a total consideration of $98.5 million. The dropdown took place on Friday, June 10, 2011.
As previously announced on May 5, 2011, the M/V Cape Agamemnon is currently under a 10 year highly attractive time charter and as part of the consideration for the acquisition of the M/V Cape Agamemnon, the Partnership will issue 7,100,000 CPLP common and GP units to Capital Maritime based on a $10.35 price per unit and pay $25 million in cash funded from a new credit facility provided by Credit Agricole Emporiki Bank. The new facility is non-amortizing until March 2013 and is priced at LIBOR plus 3.25%.
Management Commentary
Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented: “The dropdown of the M/V Cape Agamemnon from Capital Maritime, and the significant increase in our sponsor’s investment, displays our sponsor’s continuous commitment and confidence in the Partnership’s future prospects. As we stated previously, while we do not intend to expand further into the dry bulk business, this transaction is a unique opportunity for the Partnership to take advantage of a highly attractive charter and is accretive to our distributable cash flow per unit”.
Forward-Looking Statements:
The statements in this press release that are not historical facts, including the expected advantages of the charter of the M/V Agamemnon, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.
About Capital Product Partners L.P.
Capital Product Partners L.P. (Nasdaq: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 22 vessels, including 18 modern MR tankers, two small product tankers, one Suezmax crude oil tanker, and one Capesize Bulk Carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V. and Capital Maritime & Trading Corp.
For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP
Capital GP L.L.C.
Ioannis Lazaridis, CEO and CFO
+30 (210) 4584 950
i.lazaridis@capitalpplp.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com
Investor Relations / Media:
Matthew Abenante
Capital Link, Inc.
230 Park Avenue — Suite 1536
New York, NY 10160, USA
(212) 661-7566
cplp@capitallink.com
www.capitallink.com